UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 2024
Commission File Number: 001-40850

Exscientia plc
(Translation of registrant’s name into English)

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 17, 2024, Exscientia plc (the “Company”) distributed to its shareholders a Notice of Annual General Meeting and a form of proxy and published its annual report and accounts for the year ended December 31, 2023 (the “UK Annual Report”) on the Company’s website. The Company’s annual general meeting (the “AGM”) will be held at Voco Oxford Thames Hotel, Henley Road, Sandford-on-Thames, Oxford, OX4 4GX, United Kingdom on May 15, 2024 at 9:00 a.m. (British Summer Time). The Notice of Annual General Meeting and the form of proxy are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

On or about April 17, 2024, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing a Notice of Annual General Meeting and a voting instruction card to the Company’s ADS holders, to enable ADS holders of record as of April 10, 2024 to instruct the Depositary to vote the ordinary shares represented by their ADSs. The Depositary’s Notice of Annual General Meeting and the ADS voting instruction card are furnished as Exhibits 99.3 and 99.4, respectively, to this report on Form 6-K.

The UK Annual Report and other materials related to the AGM are posted on the investor relations section of the Company’s website at https://investors.exscientia.ai/financials-and-filings/annual-general-meeting.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting.
99.2	Form of Proxy.
99.3	Depositary’s Notice of Annual General Meeting.
99.4	American Depositary Share Voting Instruction Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	April 22, 2024	By:	/s/ David Hallett
		Name:	David Hallett
		Title:	Interim Chief Executive Officer